STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $200.1 MILLION

FOR THE SECOND QUARTER OF 2022

AND DECLARES QUARTERLY DIVIDEND OF $1.65 PER SHARE

ATHENS, GREECE, August 4, 2022 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the second quarter of 2022. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)
	Second quarter 2022	Second quarter 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Voyage Revenues	$417,334	$311,411	$778,217	$511,878
Net income/(loss)	$200,146	$124,209	$370,510	$159,972
Adjusted Net income / (loss) (1)	$204,521	$128,772	$380,083	$164,643
Net cash provided by operating activities	$239,931	$140,491	$469,087	$219,667
EBITDA (2)	$251,451	$179,772	$472,134	$264,271
Adjusted EBITDA (2)	$258,299	$182,476	$484,180	$267,270
Earnings / (loss) per share basic	$1.96	$1.22	$3.63	$1.60
Earnings / (loss) per share diluted	$1.95	$1.22	$3.62	$1.59
Adjusted earnings / (loss) per share basic (1)	$2.00	$1.27	$3.72	$1.64
Adjusted earnings / (loss) per share diluted (1)	$2.00	$1.26	$3.71	$1.64
Average Number of Vessels	128.0	126.0	128.0	122.7
TCE Revenues (3)	$337,516	$254,929	$642,420	$411,323
Daily Time Charter Equivalent Rate ("TCE") (3)	$30,451	$22,927	$28,924	$19,371
Daily OPEX per vessel (4)	$5,012	$4,618	$5,000	$4,518
Daily OPEX per vessel (excl. non recurring expenses) (4)	$4,674	$4,307	$4,710	$4,280
Daily Net Cash G&A expenses per vessel (5)	$1,010	$1,099	$1,037	$1,087

(1)	Adjusted Net income / (loss) and Adjusted earnings / (loss) per share basic and diluted are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income / (loss), which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“ U.S. GAAP”), as well as for the definition of each measure.

(2)	EBITDA and Adjusted EBITDA are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains / (losses).

(3)	Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure.

(4)	Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (which excludes non-recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring items (such as, increased costs due to the COVID-19 pandemic or pre-delivery expenses, if any) by Ownership days. In the future we may incur expenses that are the same as or similar to certain non-recurring expenses that were previously excluded.

(5)	Daily Net Cash G&A expenses per vessel is calculated by (1) deducting the Management fee Income (if any), from, and (2) adding the Management fee expense to, the General and Administrative expenses (net of share-based compensation expense and other non-cash charges) and (3) then dividing the result by the sum of Ownership days and Charter-in days. Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“Star Bulk continued its strong performance in 2022, reporting for the second quarter a Net Income of $200.1 million, TCE Revenues of $337.5 million and EBITDA of $251.5 million. TCE for the quarter was $30,451 / day per vessel, a 33% increase YoY and 11% QoQ.  Looking to the next quarter, we have covered 61% of our available days for Q3 at a TCE of approx. $29,000/ day per vessel.

As per our established dividend policy, the Board of Directors approved a dividend of $1.65 / share. Star Bulk has distributed $6.55 / share over the last four quarters.

We are pleased to report that as of the end of June, we have earned back our $250 million scrubber investment, within a span of 2.5 years. This investment includes all related capital expenditure as well as the off hire cost to install the scrubbers. With our fleet being ~94% scrubber fitted and the current Hi5 spread at very healthy levels, these scrubbers should augment our profitability for the foreseeable future.

We have continued to optimize our debt since the beginning of the year. We have refinanced approximately $310 million, which will reduce our interest cost by $4.0 million per annum, extend maturities and leave us with twelve unencumbered vessels. In an increasing interest rate environment, through our existing swaps we have fixed our base rate at an average of 45 bps, for an outstanding notional of $783 million and an average remaining maturity of 1.7 years.

Star Bulk’s Board of Directors has established an ESG Committee, which will guide and support management on ESG-related matters. The Committee is comprised of three independent Directors and is another testament to the importance of good environmental stewardship, corporate governance and social consciousness of Star Bulk.

With a limited supply of vessels, the upcoming environmental regulations curbing vessel ordering and speeds, our competitive operating costs and our scrubber equipped fleet, we remain optimistic on the income earning prospects of our company despite  a seemingly uncertain macroeconomic environment.”

Recent Developments

Declaration of Dividend

As of June 30, 2022, we owned 128 vessels and our aggregate amount of cash on our balance sheet was $385.6 million. Taking into account the Minimum Cash Balance per Vessel, as defined in the 2021 Annual Report, of $2.10 million, or $268.8 million in the aggregate, and the refinancings in progress as described below, on August 4, 2022, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $1.65 per share, payable on or about September 8, 2022 to all shareholders of record as of August 25, 2022. The ex-dividend date is expected to be August 24, 2022.

Shares Outstanding Update

From January 1, 2022 to the date of this press release, we have issued and sold 654,690 common shares under our effective at-the-market offering programs at an average price of $30.85 per share, resulting in net proceeds of $19.8 million, $15.4 million of which we received during the second quarter of 2022.

From January 1, 2022 to the date of this press release, we repurchased 790,011 common shares in open market transactions at an average price of $25.37 per share (of which 340,000 common shares were repurchased during June of 2022 at an average price of $24.45 per share) for an aggregate consideration of $20.0 million, pursuant to the previously announced $50.0 million share repurchase program (the “Share Repurchase Program”), all of which were cancelled and removed from our share capital as of the date of this release. As of the date of this release, we have $19.7 million outstanding under the authorized Share Repurchase Program.

Financing

On June 28, 2022, we entered into an agreement with ING Bank N.V., London Branch (the “ING $310.6 million Facility”), for an additional amount of $100.0 million under the existing ING $210.6 million Facility, as defined in our Annual Report on Form 20-F in respect of the fiscal year ended December 31, 2021 (the “2021 Annual Report”), collateralized by additional nine vessels. The additional amount of $100.0 million was drawn on June 30, 2022 and used to refinance the outstanding amounts under i) the lease agreements with China Merchants Bank Leasing (“CMBL”) for seven vessels acquired in February 2021 from Eneti Inc and ii) the outstanding loan amounts for the vessels Madredeus and Star Vega under the HSBC $80.0 million Facility, as defined in the 2021 Annual Report. The additional tranche matures five years after its respective drawdown.

On July 5, 2022, we entered into a loan agreement with Citibank N.A., London Branch, (the “Citi $100.0 million Facility”) for a loan of up to $100.0 million in two tranches. The first tranche of $48.3 million was drawn on July 18, 2022 and used to replenish the funds used in June for the extinguishment of the outstanding amounts under the lease agreements with CMBL for the vessels Star Sirius, Laura, Idee Fixe, Kaley and Roberta. The second tranche of $51.7 million is expected to be drawn in late August in order to refinance the aggregate outstanding amount of $42.7 million under the lease agreements with CMBL of the vessels Star Apus, Star Cleo, Star Columba, Star Dorado, Star Hydrus, Star Pegasus and Star Pyxis. Both tranches of the Citi $100.0 million Facility will mature five years from their drawdown and are secured by the 12 aforementioned vessels.

On August 3, 2022, we entered into a loan agreement with Skandinaviska Enskilda Banken AB (publ) (”SEB”) (the “SEB $42.0 million Facility”) for a loan of up to $42.0 million in three tranches, which were drawn on August [3], 2022. The first two tranches of $12.8 million and $13.5 million were used to refinance the aggregate outstanding amount of $29.3 million under the HSBC $80.0 million Facility, which is now fully repaid, and the third tranche of $15.7 million was used to refinance the outstanding amount of $13.8 million under the NTT $17.6 million Facility as defined in the 2021 Annual Report, collateralized by the vessel Star Calypso. Each tranche of the SEB $42.0 million Facility will mature five years from its drawdown and is secured by the vessels Amami, Mercurial Virgo and Star Calypso.

On August 4, 2022, we entered into a new loan agreement with ABN AMRO Bank N.V. , in order to refinance the outstanding amount of $67.9 million under the ABN $115.0 million Facility (as defined in the 2021 Annual Report), (the “ABN $67.9 million Facility”). The ABN $67.9 million Facility provides for a lower margin and an extension of the final repayment date from December 2023 to August 2027, five years after its drawdown, and is secured by the 7 vessels previously securing the ABN $115.0 million Facility.

The financing arrangements discussed here contain financial and other covenants substantially similar to those covenants described in Item 5 of the 2021 Annual Report for our credit facilities.

Following the completion of the refinancings that we have performed during the last [6 months], we will have 12 unlevered vessels, we have extended the average maturity of our outstanding facilities to 4.4 years and we expect to save approximately $4.0 million per year in interest costs from more competitive margins and savings from the transition to the Secured Overnight Financing Rate as the benchmark interest rate in our credit agreements.

As of today, following a number of interest rates swaps we have entered into, we have an outstanding total notional amount of $783.1 million under our financing agreements for which the base rate is fixed at an average of 45 bps with average maturity of 1.7 years.

Vessel Employment Overview

Time Charter Equivalent Rate (“TCE rate”) is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

For the second quarter of 2022 our TCE rate was:

Capesize / Newcastlemax Vessels: $30,286 per day.

Post Panamax / Kamsarmax / Panamax Vessels: $28,588 per day.

Ultramax / Supramax Vessels: $32,286 per day.

For the first half of 2022 our TCE rate was:

Capesize / Newcastlemax Vessels: $28,229 per day.

Post Panamax / Kamsarmax / Panamax Vessels: $28,291 per day.

Ultramax / Supramax Vessels: $29,758 per day.

Amounts shown throughout the press release and variations in period–on–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 102,473,028 and 102,038,883 weighted average diluted shares for the second quarter of 2022 and 2021, respectively.

Second Quarter 2022 and 2021 Results

For the second quarter of 2022, we had a net income of $200.1 million, or $1.95 earnings per share, compared to a net income for the second quarter of 2021 of $124.2 million, or $1.22 earnings per share.

Adjusted net income, which excludes certain non-cash items, was $204.5 million, or $2.00 earnings per share, for the second quarter of 2022, compared to an adjusted net income of $128.8 million for the second quarter of 2021, or $1.26 earnings per share.

Net cash provided by operating activities for the second quarter of 2022 was $239.9 million, compared to $140.5 million for the second quarter of 2021. Adjusted EBITDA, which excludes certain non-cash items, was $258.3 million for the second quarter of 2022, compared to $182.5 million for the second quarter of 2021.

Voyage revenues for the second quarter of 2022 increased to $417.3 million from $311.4 million in the second quarter of 2021 and Time charter equivalent revenues (“TCE Revenues”) were $337.5 million for the second quarter of 2022, compared to $254.9 million for the second quarter of 2021. TCE rate for the second quarter of 2022 was $30,451 compared to $22,927 for the second quarter of 2021 which is indicative of the significantly improved market conditions prevailing during the recent quarter.

For the second quarters of 2022 and 2021, vessel operating expenses were $58.4 million and $53.0 million, respectively. Vessel operating expenses for the second quarter of 2022 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 related restrictions estimated to be $2.8 million. Vessel operating expenses for the second quarter of 2021 included COVID-19 related expenses of $1.7 million and pre-delivery and pre-joining expenses of $1.9 million. Excluding non-recurring expenses such as increased costs due to the COVID-19 pandemic and pre-delivery and pre-joining expenses, our daily operating expenses per vessel for the second quarters of 2022 and 2021 were $4,674 and $4,307, respectively. This increase was driven by the increase in the average number of vessels in our fleet to 128.0 in the second quarter of 2022 from 126.0 for the respective quarter of 2021 and also the higher repair and maintenance costs due to the preventive maintenance program of our fleet, ensuring quality service to our clients and minimizing off hire time.

General and administrative expenses for the second quarters of 2022 and 2021 were $17.1 million and $10.1 million, respectively, primarily due to the increase in the stock based compensation expense to $10.2 million from $2.3 million. Vessel management fees for the second quarters of 2022 and 2021 were $5.0 million and $4.9 million, respectively. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation and other non-cash charges) for the second quarters of 2022 and 2021 were $1,010 and $1,099, respectively.

Interest and finance costs net of interest and other income/(loss) for the second quarters of 2022 and 2021 were $12.4 million and $15.1 million, respectively. This decrease is primarily attributable to the decline in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing of certain of our debt agreements and the redemption of our outstanding 8.30% Senior Notes in July 2021, as well as the decrease in the weighted average outstanding debt balance during the corresponding periods.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	Second quarter 2022	Second quarter 2021	Six months ended June 30, 2022	Six months ended June 30, 2021

Revenues:
Voyage revenues	$ 417,334	$ 311,411	$ 778,217	$ 511,878
Total revenues	417,334	311,411	778,217	511,878

Expenses:
Voyage expenses	(66,381)	(52,993)	(119,785)	(93,045)
Charter-in hire expense	(8,938)	(4,399)	(12,950)	(7,342)
Vessel operating expenses	(58,381)	(52,972)	(115,847)	(100,326)
Dry docking expenses	(10,442)	(6,678)	(19,169)	(18,869)
Depreciation	(39,008)	(38,103)	(77,469)	(74,336)
Management fees	(4,961)	(4,938)	(9,800)	(9,605)
General and administrative expenses	(17,147)	(10,130)	(25,912)	(17,427)
Gain/(Loss) on forward freight agreements and bunker swaps	(1,316)	548	(3,939)	(1,537)
Other operational loss	(160)	(215)	(774)	(1,555)
Other operational gain	1,836	180	2,103	1,197
Gain on time charter agreement termination	-	-	-	1,102

Operating income	212,436	141,711	394,675	190,135

Interest and finance costs	(12,226)	(15,019)	(24,308)	(29,459)
Interest and other income/(loss)	(200)	(88)	61	1,662
Gain/(Loss) on debt extinguishment, net	129	(2,353)	129	(2,353)
Total other expenses, net	(12,297)	(17,460)	(24,118)	(30,150)

Income/(Loss) before equity in investee	200,139	124,251	370,557	159,985

Equity in income/(loss) of investee	7	(42)	(10)	(13)

Income/(Loss) before taxes	$ 200,146	$ 124,209	$ 370,547	$ 159,972

Income taxes	-	-	(37)	-

Net income/(loss)	$ 200,146	$ 124,209	$ 370,510	$ 159,972

Earnings/(loss) per share, basic	$ 1.96	$ 1.22	$ 3.63	$ 1.60
Earnings/(loss) per share, diluted	$ 1.95	$ 1.22	$ 3.62	$ 1.59
Weighted average number of shares outstanding, basic	102,067,113	101,783,287	102,098,942	100,256,417
Weighted average number of shares outstanding, diluted	102,473,028	102,038,883	102,439,945	100,537,897

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	June 30, 2022	December 31, 2021
Cash and cash equivalents, resticted cash, current and treasury bills	$ 383,575	471,250
Other current assets	247,967	211,674
TOTAL CURRENT ASSETS	631,542	682,924

Vessels and other fixed assets, net	2,949,457	3,013,038
Restricted cash, non current	2,021	2,021
Other non-current assets	56,784	56,736
TOTAL ASSETS	$ 3.639.804	$ 3,754,719

Current portion of long-term bank loans and lease financing	$ 191,051	$ 207,135
Other current liabilities	113,821	83,661
TOTAL CURRENT LIABILITIES	304,872	290,796

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $13,149 and $16,171, respectively)	1,186,347	1,334,593
Other non-current liabilities	43,579	49,312
TOTAL LIABILITIES	$ 1,534,798	$ 1,674,701

SHAREHOLDERS' EQUITY	2,105,006	2,080,018

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,639,804	$ 3,754,719

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2022	Six months ended June 30, 2021

Net cash provided by / (used in) operating activities	$ 469,087	$ 219,667

Acquisition of vessels and other fixed assets	(124)	(97,663)
Capital expenditures for vessel modifications/upgrades	(12,244)	(18,771)
Treasury bills	(35,226)	-
Insurance Proceeds	1,735	8,178
Net cash provided by / (used in) investing activities	(45,859)	(108,256)

Proceeds from vessels' new debt	100,000	164,000
Scheduled vessels' debt repayment	(107,283)	(96,537)
Debt prepayment due to refinancing	(160,068)	(98,506)
Financing fees	(3,044)	(3,212)
Offering expenses	(207)	(141)
Refund of financing premia	-	903
Shares issued	19,792	-
Repurchase of common shares	(20,068)	-
Dividend payments	(375,251)	(30,672)
Net cash provided by / (used in) financing activities	(546,129)	(64,165)

Summary of Selected Data

	Second quarter 2022	Second quarter 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Average number of vessels (1)	128.0	126.0	128.0	122.7
Number of vessels (2)	128	128	128	128
Average age of operational fleet (in years) (3)	10.4	9.4	10.4	9.4
Ownership days (4)	11,648	11,470	23,169	22,207
Available days (5)	11,084	11,119	22,211	21,234
Charter-in days (6)	307	152	506	327
Daily Time Charter Equivalent Rate (7)	$30,451	$22,927	$28,924	$19,371
Daily OPEX per vessel (8)	$5,012	$4,618	$5,000	$4,518
Daily OPEX per vessel (excl. non recurring expenses) (8)	$4,674	$4,307	$4,710	$4,280
Daily Net Cash G&A expenses per vessel (9)	$1,010	$1,099	$1,037	$1,087

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2) As of the last day of the periods reported.

(3) Average age of our operational fleet is calculated as of the end of each period.

(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

(5) Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and for vessels’ improvements and upgrades. The available days for each period presented were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of the COVID-19 pandemic. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.

(6) Charter-in days are the total days that we charter-in vessels, not owned by us.

(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of voyage revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation please see Exhibit I at the end of this release with the reconciliation of Voyage Revenues to TCE.

(8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (excluding non- recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring expenses or other additional expenses due to conditions outside of the Company’s control (such as pre-delivery expenses for each vessel at acquisition or increased costs due to the COVID-19 pandemic, if any ) by Ownership days. We exclude non-recurring expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (excluding non-recurring expenses) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of non-recurring items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain non-recurring expenses that were previously excluded. Vessel operating expenses for the six month period ended June 30, 2022 and 2021 included additional crew expenses related to the increased number of crew changes performed during the period as a result of COVID-19 restrictions imposed in 2020 estimated to be $5.6 million and $3.0 million, respectively, while vessel operating expenses for the six month period ended June 30, 2021 included pre-delivery and pre-joining expenses of $2.3 million (nil in 2022).

(9) Please see Exhibit I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA herein since it is a basis upon which we assess our liquidity position. It is also used by our lenders as a measure of our compliance with certain loan covenants and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, share based compensation expense, impairment loss, loss from bad debt, change in fair value of forward freight agreements and bunker swaps and the equity in income/(loss) of investee and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Second quarter 2022	Second quarter 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Net cash provided by/(used in) operating activities	$ 239,931	$ 140,491	$ 469,087	$ 219,667
Net decrease / (increase) in current assets	19,161	23,838	25,280	50,461
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	(11,708)	4,648	(31,509)	(27,151)
Gain/(Loss) on debt extinguishment, net	129	(2,353)	129	(2,353)
Share – based compensation	(10,247)	(2,258)	(11,480)	(2,571)
Amortization of deferred finance charges	(1,302)	(1,791)	(2,641)	(3,606)
Unrealized gain / (loss) on forward freight agreements and bunker swaps	3,183	(362)	(877)	(1,556)
Total other expenses, net	12,297	17,460	24,118	30,150
Gain on time charter agreement termination	-	-	-	1,102
Gain/(Loss) on hull and machinery claims	-	141	-	141
Income tax	-	-	37	-
Equity in income/(loss) of investee	7	(42)	(10)	(13)
EBITDA	$ 251,451	$ 179,772	$ 472,134	$ 264,271

Equity in (income)/loss of investee	(7)	42	10	13
Gain on time charter agreement termination	-	-	-	(1,102)
Unrealized (gain)/loss on forward freight agreements and bunker swaps	(3,183)	362	877	1,556
Share-based compensation	10,247	2,258	11,480	2,571
Other non-cash charges	(209)	42	(321)	(39)
Adjusted EBITDA	$ 258,299	$ 182,476	$ 484,180	$ 267,270

Net income/(Loss) and Adjusted Net income/(Loss) Reconciliation and Calculation of Adjusted Earnings/(Loss) Per Share

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share from Net Income/(Loss), we exclude non-cash items, as provided in the table below. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/ (Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles Net income / (loss) to Adjusted Net income / (loss):

(Expressed in thousands of U.S. dollars except for share and per share data)
	Second quarter 2022	Second quarter 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Net income / (loss)	$ 200,146	$ 124,209	$ 370,510	$ 159,972
Amortization of fair value of above/below market acquired time charter agreements, net	-	-	-	(187)
Share – based compensation	10,247	2,258	11,480	2,571
Other non-cash charges	(209)	42	(321)	(39)
Unrealized (gain) / loss on forward freight agreements and bunker swaps	(3,183)	362	877	1,556
(Gain)/Loss on debt extinguishment (non-cash)	(2,473)	1,859	(2,473)	1,859
Equity in (income)/loss of investee	(7)	42	10	13
Gain on time charter agreement termination	-	-	-	(1,102)
Adjusted Net income / (loss)	$ 204,521	$ 128,772	$ 380,083	$ 164,643
Weighted average number of shares outstanding, basic	102,067,113	101,783,287	102,098,942	100,256,417
Weighted average number of shares outstanding, diluted	102,473,028	102,038,883	102,439,945	100,537,897
Adjusted Basic Earnings / (Loss) Per Share	$ 2.00	$ 1.27	$ 3.72	$ 1.64
Adjusted Diluted Earnings / (Loss) Per Share	$ 2.00	$ 1.26	$ 3.71	$ 1.64

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)

	Second quarter 2022	Second quarter 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Voyage revenues	$ 417,334	$ 311,411	$ 778,217	$ 511,878
Less:
Voyage expenses	(66,381)	(52,993)	(119,785)	(93,045)
Charter-in hire expense	(8,938)	(4,399)	(12,950)	(7,342)
Realized gain/(loss) on FFAs/bunker swaps	(4,499)	910	(3,062)	19
Amortization of fair value of below/above market acquired time charter agreements, net	-	-	-	(187)
Time Charter equivalent revenues	$ 337,516	$ 254,929	$ 642,420	$ 411,323

Available days	11,084	$ 11,119	22,211	21,234
Daily Time Charter Equivalent Rate ("TCE")	$ 30,451	$ 22,927	$ 28,924	$ 19,371

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)

	Second quarter 2022	Second quarter 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
General and administrative expenses	$ 17,147	$ 10,130	25,912	$ 17,427
Plus:
Management fees	4,961	4,938	9,800	9,605
Less:
Share – based compensation	(10,247)	(2,258)	(11,480)	(2,571)
Other non-cash charges	209	(42)	321	39
Net Cash G&As expenses	$ 12,070	$ 12,768	$ 24,553	$ 24,500

Ownership days	11,648	11,470	23,169	22,207
Charter-in days	307	152	506	327
Daily Net Cash G&A expenses per vessel	$ 1,010	$ 1,099	$ 1,037	$ 1,087

Conference Call details:

Our management team will host a conference call to discuss our financial results on Friday, August 5, 2022 at 11:00 a.m., Eastern Time (ET).

Participants should register at the following link: Star Bulk Carriers Earnings Call Registration. All registrants will receive dial-in information and a PIN allowing them to access the live call.

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore and Germany. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. Star Bulk operates a fleet of 128 vessels, with an aggregate capacity of 14.1 million dwt, consisting of 17 Newcastlemax, 22 Capesize, 2 Mini Capesize, 7 Post Panamax, 41 Kamsarmax, 2 Panamax, 20 Ultramax and 17 Supramax vessels with carrying capacities between 52,425 dwt and 209,529 dwt.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,”“would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate; business disruptions due to natural disasters or other disasters outside our control, such as the ongoing global outbreak of the novel coronavirus (“COVID-19”); the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our operating expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance practices; general domestic and international political conditions or events, including “trade wars” and the recent conflicts between Russia and Ukraine; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off-hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as and when planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co - Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661-7566
Athens, Greece	E-mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com